UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2020

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated June 15, 2020 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: June 15, 2020

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	June 15, 2020

Outcome of the Board Meeting: Audited Financial Results for the quarter and year ended March 31, 2020 (“Results”)

With further reference to our letter No. Sc- 160 dated May 29, 2020 and in accordance with Regulation 30 read with Chapter III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 [‘SEBI Listing Regulations’], please be informed that the Board of Directors, at its meeting held today, inter alia, approved the Audited Financial Results of the Company (for both standalone and consolidated) for the quarter and financial year ended March 31, 2020 pursuant to Regulation 33 of the SEBI Listing Regulations.

A copy of the Press Release, Results and the Statutory Auditors Report on the said results of the Company are annexed hereto. The financial results and press release are also being made available on the Company’s website at www.tatamotors.com.

The Board meeting held today commenced at 1.45 p.m and concluded at 4.35 p.m.

Tata Motors Group Results-FY20	June 15, 2020

News Release – 2	June 15, 2020

CONTENTS OF THE PRESS RELEASE

COVID-19 impacts results • Q4 FY20: Revenue ₹62.5KCr; PBT ₹ (9.3) KCr; PAT (post JV and Assoc) ₹ (9.9) KCr • FY20: Revenue ₹261.1KCr; PBT ₹ (10.6) KCr; PAT (post JV and Assoc) ₹ (12.0) KCr

Mumbai, June 15, 2020: Tata Motors Ltd announced its results for year ending March 31, 2020.

		Conso (₹ Cr Ind AS)			JLR (£M, IFRS)			TML (S) (₹Cr, Ind AS)
		Q4 FY’20	Vs. PY		Q4 FY’20	Vs. PY		Q4 FY’20	Vs. PY
Q4FY20	Net Revenue	62,493	(28)%		5,426	(24)%		9,733	(48)%
	EBITDA (%)	4.6	(510	) bps	4.8	(500	) bps	5.5	(1250	) bps
	EBIT (%)	(5.0)	(840	) bps	(4.6)	(770	) bps	(15.6)	(1790	) bps
	PBT	(9,313)	—		(501)	—		(4,786)	—

FY20	Net Revenue	261,068	(14)%		22,984	(5)%		43,928	(37)%
	EBITDA (%)	8.4	(50	) bps	8.7	50	bps	0.6	(760	) bps
	EBIT (%)	(0.2)	140	bps	(0.1)	60	bps	(7.1)	(1090	) bps
	PBT	(10,580)	—		(422)	—		(7,127)	—

JAGUAR LAND ROVER (JLR) - FY20	TATA MOTORS (STANDALONE, INCL JO) - FY 20
• Retails down 12% to 508.7K units • Net Revenue down 5% to £23.0B • EBIT at (0.1) % • Loss before tax at £ 422m • Investments: £ 3.3B in products and technologies • Free Cash Flows of £ (0.7) B

•  Retails: CV down 22% to 360.8K; PV down 25% to 148.8K units

•  Net Revenue down 37% to ₹ 43.9K Cr

•  EBIT at (7.1) %

•  Loss before tax at ₹ 7,127Cr.

•  Investments: ₹ 5,344 Cr in products and technologies

•  Free cash flows of ₹ (6.0) KCr

JLR: After Jaguar Land Rover’s return to profit in the second and third quarters, which reflected improvements achieved through its transformation programme, fourth quarter results were significantly impacted by the pandemic. Despite this, the business has improved its EBIT by 60bps and cash delivery by £560m over the previous year. Project Charge has delivered cumulative savings of £3.5 billion.

TML: In India, demand which was already adversely impacted by the general economic slowdown, liquidity stress and stock corrections due to BSVI transition, was further affected by the lockdown. Steep volume decline, particularly MHCV, and resulting negative operating leverage impacted profitability and cash flows.

Outlook: Q1 FY21 is expected to be significantly weaker in both JLR and TML with the full impact of lockdowns being reflected in the results. A gradual improvement in performance is anticipated in the coming quarters as we deliver our exciting product range while driving a robust cost and cash savings agenda. Actions are underway to significantly deleverage the Tata Motors Group with JLR to become sustainably cash positive from FY22 while becoming future ready.

Tata Motors Group Results-FY20	June 15, 2020

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	After return to profit in the second and third quarters, COVID-19 significantly impacted Q4 & Full-Year Fiscal 2019/20 results

•	Retail unit sales fall 30.9% in Q4 and 12.1% in fiscal 2019/20

•	Full-year pre-tax loss of £422 million on revenues of £23 billion

•	EBIT margin almost breakeven (margin up 0.6% year on year) and Q4 cash flow positive £225 million

•	‘Charge’ programme savings increased to £3.5 billion; Target for March 2021 increased to £5.0 billion

•	Solid liquidity position of £5.6 billion.

FINANCIALS

Following its return to profit in the second and third quarters, COVID-19 significantly impacted the fourth quarter. As a result of lower sales, JLR suffered a loss of £501 million in Q4 and £422 million for the full year on revenues of £5.4 billion and £23 billion, respectively. However, Earnings Before Interest and Tax (EBIT) which also excludes foreign exchange and commodity revaluation were still almost breakeven for the year (margin up 0.6% year on year) and cash flow was positive in Q4. Cost and cash improvements under Project Charge increased by £600 million in Q4 to bring cumulative savings to £3.5 billion by 31 March 2020. The company ended the fourth quarter with solid liquidity including £3.7 billion of cash and a £1.9 billion undrawn revolving credit facility.

LOOKING AHEAD

The Company responded quickly to the current situation by implementing a temporary shutdown of all its plants and rigorous cost and investment controls to conserve cash as much as possible. The Company is now seeing encouraging recovery in China with all its dealers now open and with sales of 6,828 vehicles in April, down only 3.1% year on year and 8,068 in May, up 4.2% year on year. Accordingly, the company is gradually resuming production at the Solihull and Halewood vehicle manufacturing plants and engine plant in the UK, the Slovakia plant, and contract assembly line in Austria.

In this fluid situation, the company will focus on conserving cash by rigorously managing cost and investment spends to protect liquidity. The company has now increased the Charge target for March 2021 to £5.0 billion, implying £1.5 billion of cost and cash savings in FY21. As part of this, company has deferred or cancelled lower margin and non-critical investment and is targeting investment spending of circa £2.5 billion in FY21, substantially lower than £3.3 billion in FY20 and £3.8 billion in FY19. As a result of the impact of worldwide lock downs on sales and plant shutdowns, free cash flow was negative c. £1.5b in April and May, including one-time working capital outflows of c.£1.2b; free cash flow for the full quarter ending 30 June is expected to be less than £2 billion negative.

While the outlook remains uncertain the Company expects a gradual recovery of sales and improving cash flows for the remainder of the year.

Prof Sir Ralf Speth, JLR Chief Executive commented,

“Jaguar Land Rover’s early action to transform its business meant that as a company we were on track to meet our full-year expectations and operational and financial targets before the pandemic hit in the fourth quarter. We also reacted quickly to the disruption. Our immediate priority has been the health and wellbeing of our people – and this remains the case as we have now begun the gradual, safe restart of our operations. In such uncertain times, I remain convinced that Jaguar Land Rover’s focus on its people, its innovative products and its Destination Zero mission will remain the key to navigating out of this global crisis effectively. In China, we are beginning to see recovery in vehicle sales and customers are returning to our showrooms. Our operational fitness gives me confidence that we can weather this storm.”

Tata Motors Group Results-FY20	June 15, 2020

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•

Growth during the year impacted by subdued demand following the general economic slowdown, liquidity stress, low freight availability for cargo operators, transition to BSVI and the supply chain disruptions due to COVID-19

•	Seamless transition to BSVI led by strong focus on retails; System stock at historical low

•	CV retails at 361K. Market share in MHCV up 240 bps to 57.4% and ILCV up 180 bps to 47.2%

•	CV EBITDA margins impacted due to adverse mix and negative operating leverage.

•	PV retails at 149K. Exciting product portfolio launched viz. new BS VI range and the New Altroz

•	PV contribution margins steady, focus on front end activation

•	₹ 6000Cr of cost and cash savings to planned to be delivered in FY21

•	Strong liquidity position of ₹ 6.7 KCr.

FINANCIALS

In FY20 wholesales (including exports) decreased 35.1% to 475,207 units. In the domestic market, M&HCV growth was -49.7%, ILCV -26.2%, SCV & Pick Ups -24.6% and CV Passenger -28.9%. Domestic PV volumes were down 37.4% where after a successful switch to BSVI there were severe supply disruptions (China supplies and fire at vendor). Overall domestic retails were higher than wholesales by 65K.

Revenue for the year decreased 36.5% to ₹ 43.9KCr, Pre-tax loss before exceptional items was ₹ 4,617Cr (against pre-tax profit of ₹ 2,602Cr in FY 19) due to adverse mix from M&HCV volume decline, stock correction and negative operating leverage. Exceptional include ₹ 2508Cr charge for rationalising the asset base and other provisions in India PV. Earnings Before Interest and Tax (EBIT) was (7.1)% and free cash flow for the year was ₹ (6) KCr with second half being positive ₹ 400Cr despite the challenges. The company ended the fourth quarter with a strong liquidity of ₹ 6.7 KCr.

LOOKING AHEAD

The Company responded quickly to the current crisis by implementing a temporary lockdown of all its plants and instituted rigorous cost and investment controls to conserve cash as much as possible. With limited sales in the quarter so far, the Company expects sales to start recovering from June onwards and is gearing up its supply chain accordingly. The company will focus on conserving cash by rigorously managing cost and investment spends to protect liquidity. The company has called out a cost savings program of ₹ 1500Cr and a cash improvement program of ₹ 6000Cr. As part of this, company has deferred or cancelled lower margin and non-critical investment and is targeting capex spending of circa ₹ 1.5KCr in FY21, substantially lower than ₹ 5.3KCr in FY20 and FY19. With peak lockdowns in the first quarter, Company expects significantly lower sales in the quarter and negative free cash flow of about ₹ 5000Cr in Q1FY21,around ₹ 3500 of which is related to one time working capital outflows.

While the outlook remains uncertain the Company expects a gradual recovery of sales and improving cash flows for the remainder of the year and expects to end the FY21 with positive free cash flows.

Guenter Butschek, CEO and MD, Tata Motors, said,

“The auto industry faced strong headwinds in FY20 amidst a slowing economy due to multiple factors - liquidity crisis, high fuel prices, changes in axle load norms and BS6 transition, all leading to weak consumer sentiments and subdued demand across segments. Disruption in the supply chain induced by the pandemic and the nationwide lockdown in mid-March 2020 added to the problems. Disappointingly, even with our relentless focus on retail acceleration, ‘Mission Zero’ on BSIV inventory and stringent cost reduction initiatives, we have not been able to mitigate the impact on our financials.

Currently, we are operational at all our plants and at most of the dealerships with a strict adherence to safety and health norms. With a calibrated scaling up of our activities, we will continue to build agility to respond dynamically to the changing consumer behavior through closer connect to our customers and by leveraging digital interventions to provide the best in class customer experience, while improving our market, operational and financial performance.”

Tata Motors Group Results-FY20	June 15, 2020

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 1,485Cr to ₹ 7,243Cr during FY’20 vs prior year due to higher gross borrowings as compared to FY’19

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the year, net loss from joint ventures and associates amounted to ₹ 1,000Cr compared with profit of ₹ 210Cr in prior year. Other income (excluding grants) was ₹ 990Cr versus ₹ 1,171 Cr in the prior year.

FREE CASH FLOWS

Free cash flow (automotive) in the year, was negative ₹ 9.2KCr (as compared to negative ₹ 9.2K Cr in FY 19) reflecting lower profitability and adverse working capital due primarily in India business

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	June 15, 2020

Independent Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Consolidated Annual Financial Results

Opinion

We have audited the accompanying consolidated annual financial results of Tata Motors Limited (hereinafter referred to as the “the Holding Company”) and its subsidiaries (the Holding Company (including its joint operations) and its subsidiaries together referred to as “the Group”), its associates and its joint ventures for the year ended 31 March 2020, attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate audited financial statements /financial results/ financial information of the subsidiaries, associates and joint ventures, the aforesaid consolidated annual financial results:

a.	include the annual financial results of the entities mentioned in Annexure 1

b.	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations in this regard; and

c.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Indian Accounting Standards, and other accounting principles generally accepted in India, of consolidated net loss and other comprehensive income and other financial information of the Group for the year ended 31 March 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results section of our report. We are independent of the Group, its associates and its joint ventures in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of audit reports of the other auditors referred to in “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the consolidated annual financial results.

INDEPENDENT AUDITORS’ REPORT – 31 March 2020 (continued)

TATA MOTORS LIMITED

Emphasis of Matter

a)

The managerial remuneration paid to the CEO and Managing Director of the Holding Company amounting to Rs. 16.48 crores for the financial year exceeds the prescribed limits under Section 197 read with Schedule V to the Companies Act, 2013 by Rs. 11.92 crores. This amount excludes Performance and Long Term Incentives, which will be accrued post determination and approval by the Nomination and Remuneration Committee of the Holding Company, and such amounts will also exceed the prescribed limits. As per the provisions of the Companies Act, 2013 the excess remuneration is subject to approval of the shareholders which the Holding Company proposes to obtain in the forthcoming Annual General Meeting.

b)

We draw your attention to Note 10 to these consolidated financial results, which describes the Management’s assessment of the impact of COVID -19 pandemic and the resultant lockdowns on the significant uncertainties involved in developing some of the estimates involved in preparation of the consolidated financial statements including but not limited to its assessment of Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowance for loan losses for the Group’s vehicle financing business and the net realisable values of other assets. Based on information available as of this date, Management believes that no further adjustments are required to the financial results. However, in view of the highly uncertain economic environment impacting the global automotive industry, a definitive assessment of the impact is highly dependent upon circumstances as they evolve in future and the actual results may differ from those estimated as at the date of approval of these financial statements.

Our opinion is not modified in respect of these matters.

Management’s and Board of Directors’ Responsibilities for the Consolidated Annual Financial Results

These consolidated annual financial results have been prepared on the basis of the consolidated annual financial statements.

The Holding Company’s Management and the Board of Directors are responsible for the preparation and presentation of these consolidated annual financial results that give a true and fair view of the consolidated net profit / loss and other comprehensive income and other financial information of the Group including its associates and joint ventures in accordance with the recognition and measurement principles laid down in Indian Accounting Standards prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Management and Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated annual financial results by the Management and the Directors of the Holding Company, as aforesaid.

INDEPENDENT AUDITORS’ REPORT – 31 March 2020 (continued)

TATA MOTORS LIMITED

In preparing the consolidated annual financial results, the Management and the respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates and joint ventures is responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the consolidated financial results made by the Management and Board of Directors.

•

Conclude on the appropriateness of the Management and Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.

INDEPENDENT AUDITORS’ REPORT – 31 March 2020 (continued)

TATA MOTORS LIMITED

◾

Evaluate the overall presentation, structure and content of the consolidated annual financial results, including the disclosures, and whether the consolidated annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

◾

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group and its associates and joint ventures to express an opinion on the consolidated annual financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors. For the other entities included in the consolidated annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in the section titled “Other Matters” in this audit report.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated annual financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the circular No CIR/CFD/CMD1/44/2019 issued by the SEBI under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

Other Matters

(a)

The consolidated annual financial results include the audited financial results of one joint operation, whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 6,876.67 crores as at 31 March 2020, total revenue (before consolidation adjustments) of Rs. 5,610.74 crores and net profit after tax (before consolidation adjustments) of Rs. 286.94 crores and net cash inflows (before consolidation adjustments) amounting to Rs. 509.62 crores for the year ended on that date, as considered in the consolidated annual financial results, which have been audited by their independent auditor. The independent auditors’ report on financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor.

INDEPENDENT AUDITORS’ REPORT – 31 March 2020 (continued)

TATA MOTORS LIMITED

(b)

The consolidated annual financial results include the audited financial results of two subsidiaries and 78 step down subsidiaries whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 235,736.73 crores as at 31 March 2020, total revenue (before consolidation adjustments) of Rs. 210,946.66 crores and total net loss after tax (before consolidation adjustments) (net) of Rs. 3,335.24 and net cash outflows (before consolidation adjustments) (net) of Rs. 5,149.62 crores for the year ended on that date, as considered in the consolidated annual financial results, which have been audited by their respective independent auditors. The consolidated annual financial results also include the Group’s share of net loss after tax (before consolidation adjustments) of Rs. 1,033.03 crores for the year ended 31 March 2020, as considered in the consolidated annual financial results, in respect of five associates and three joint ventures, whose financial statements/ financial information / financial results have been audited by their respective independent auditors. The independent auditors’ reports on financial statements/ financial results/financial information of these entities have been furnished to us by the management and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the report of such auditors and the procedures performed by us are as stated in paragraph above.

Of the two subsidiaries and 78 step down subsidiaries listed above, the financial statements / financial information / financial results of the two subsidiaries and six step down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s Management has converted the financial statements of such subsidiaries and step-down subsidiaries located outside India from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have audited these conversion adjustments made by the Holding Company’s Management. Our opinion in so far as it relates to such subsidiaries and step down subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Management of the Holding Company and audited by us.

(c)

The consolidated annual financial results include the unaudited financial results of four subsidiaries and six step down subsidiaries, whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 709.22 crores as at 31 March 2020, total revenue (before consolidation adjustments) of Rs. 998.30 crores and total net loss after tax (before consolidation adjustments) (net) of Rs. 253.84 crores and net cash outflows (before consolidation adjustments) (net) of Rs. 99.48 crores for the year ended on that date, as considered in the consolidated annual financial results. The consolidated annual financial results also include the Group’s share of net profit after tax (before consolidation adjustments) (net) of Rs. 28.07 crores for the year ended 31 March 2020, as considered in the consolidated annual financial results, in respect of four associates. These unaudited financial statements/financial results/ financial information have been furnished to us by the Board of Directors and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step down subsidiaries and associates is based solely on such annual financial statements/financial results/financial information. In our opinion and according to the information and explanations given to us by the Board of Directors, these financial statements/financial results / financial information are not material to the Group.

INDEPENDENT AUDITORS’ REPORT – 31 March 2020 (continued)

TATA MOTORS LIMITED

Our opinion on the consolidated annual financial results is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial results/financial information certified by the Board of Directors.

(d)

The consolidated annual financial results include the results for the quarter ended 31 March 2020 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Place : Mumbai	Partner
Date : 15 June 2020	Membership No: 049265
UDIN – 20049265AAAAAO6253

INDEPENDENT AUDITORS’ REPORT – 31 March 2020 (continued)

TATA MOTORS LIMITED

Annexure 1: List of entities consolidated as at 31 March 2020

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES
1	TML Business Services Limited [name changed from Concorde Motors (India) Limited w.e.f March 31, 2020]
2	Tata Motors European Technical Centre PLC
3	Tata Motors Insurance Broking and Advisory Services Limited
4	TMF Holdings Limited
5	TML Holdings Pte. Limited
6	TML Distribution Company Limited
7	Tata Hispano Motors Carrocera S.A.
8	Tata Hispano Motors Carrocerries Maghreb SA
9	Trilix S.r.l.
10	Tata Precision Industries Pte. Limited
11	Tata Technologies Limited
12 13	Tata Marcopolo Motors Limited Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019)

(B) TATA MOTORS - INDIRECT SUBSIDIARIES
(i) Subsidiaries of TML Holdings Pte. Ltd.
14	Tata Daewoo Commercial Vehicle Company Limited
15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited
16	Tata Motors (Thailand) Limited
17	Tata Motors (SA) (Proprietary) Limited
18	PT Tata Motors Indonesia
19	PT Tata Motors Distribusi Indonesia
20	TMNL Motor Services Nigeria Limited
21	Jaguar Land Rover Automotive plc
(ii) Subsidiaries of Jaguar Land Rover Automotive plc
22	Jaguar Land Rover Holdings Limited
(iii) Subsidiaries of Jaguar Land Rover Holdings Limited
23	Jaguar Land Rover Limited
24	Jaguar Land Rover (China) Investment Co. Ltd
25	Limited Liability Company “Jaguar Land Rover” (Russia)
(iv) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd
26	Shanghai Jaguar Land Rover Automotive Services Company Limited
(v) Subsidiaries of Jaguar Land Rover Limited
27	Jaguar Land Rover Austria GmbH
28	Jaguar Land Rover Japan Limited
29	JLR Nominee Company Limited
30	Jaguar Land Rover Deutschland GmbH
31	Jaguar Land Rover Classic Deutschland GmbH

INDEPENDENT AUDITORS’ REPORT – 31 March 2020 (continued)

TATA MOTORS LIMITED

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
32	Jaguar Land Rover North America LLC
33	Jaguar Land Rover Nederland BV
34	Jaguar Land Rover Portugal - Veículos e Peças, Lda.
35	Jaguar Land Rover Australia Pty Limited
36	Jaguar Land Rover Italia Spa
37	Jaguar Land Rover Korea Company Limited
38	Jaguar Land Rover Canada ULC
39	Jaguar Land Rover France, SAS
40	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA
41	Jaguar Land Rover (South Africa) Holdings Limited
42	Jaguar Land Rover India Limited
43	Jaguar Land Rover Espana SL
44	Jaguar Land Rover Belux NV
45	Jaguar Cars South Africa (Pty) Limited
46	Jaguar Cars Limited
47	Land Rover Exports Limited
48	Land Rover Ireland Limited
49	The Daimler Motor Company Limited
50	Daimler Transport Vehicles Limited
51	S.S. Cars Limited
52	The Lanchester Motor Company Limited
53	Jaguar Land Rover Pension Trustees Limited
54	Jaguar Land Rover Slovakia s.r.o
55	Jaguar Land Rover Singapore Pte. Ltd.
56	Jaguar Racing Limited
57	InMotion Ventures Limited
58	Jaguar Land Rover Colombia S.A.S
59	Jaguar Land Rover Ireland (Services) Limited
60	Jaguar Land Rover Mexico, SAPi de CV
61	Jaguar Land Rover Servicios Mexico, S.A. de C.V.
62	Jaguar Land Rover Taiwan Company LTD
63	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)
64	Jaguar Land Rover Hungary KFT
65	Jaguar Land Rover Ventures Limited (incorporated on 16 May 2019)
66	Spark44 (JV) Limited
67	Bowler Motors Limited ( Name changed from Jaguar Land Rover Auto Ventures Limited on 28 January 2020
68	Jaguar Land Rover (Ningbo) Trading Co. Limited (Incorporated w.e.f. November 4, 2019)

INDEPENDENT AUDITORS’ REPORT – 31 March 2020 (continued)

TATA MOTORS LIMITED

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
(vi) Subsidiaries of Spark44 (JV) Limited
69	Spark44 Pty. Ltd. (Sydney)
70	Spark44 GMBH (Frankfurt)
71	Spark44 LLC (LA & NYC)
72	Spark44 Shanghai Limited (Shanghai)
73	Spark44 Middle East DMCC (Dubai)
74	Spark44 Demand Creation Partners Limited (Mumbai)
75	Spark44 Limited (London & Birmingham)
76	Spark44 Pte Ltd (Singapore)
77	Spark44 Communication SL (Madrid)
78	Spark44 SRL (Rome)
79	Spark44 Seoul Limited (Seoul)
80	Spark44 Japan KK (Tokyo)
81	Spark44 Canada Inc (Toronto)
82	Spark44 Pty. Limited (South Africa)
83	Spark44 Taiwan Limited (Taiwan)
84	Spark44 Colombia S.A.S (Colombia)
(vii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited
85	Jaguar Land Rover (South Africa) (Pty) Limited
(viii) Subsidiaries of InMotion Ventures Limited
86	Lenny Insurance Limited (Name Change from InMotion Ventures 1 Limited w.e.f 6 September 2019)
87	InMotion Ventures 2 Limited
88	InMotion Ventures 3 Limited
89	InMotion Ventures 4 Limited
(ix) Subsidiaries of Tata Technologies Ltd.
90	Tata Technologies Pte. Limited
91	Tata Technologies (Thailand) Limited
92	Tata Technologies Inc.
93	Tata Manufacturing Technologies (Shanghai) Co. Limited
94	INCAT International Plc.
96	Tata Technologies Europe Limited
97	Escenda Engineering AB
98	Tata Technologies de Mexico, S.A. de C.V.
99	Cambric GmbH
100	Cambric Limited
(x) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)
102	Tata Motors Finance Solutions Limited
103	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

INDEPENDENT AUDITORS’ REPORT – 31 March 2020 (continued)

TATA MOTORS LIMITED

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(C) TATA MOTORS – ASSOCIATES
104	Jaguar Cars Finance Limited
105	Synaptiv Limited
106	Cloud Car Inc
107	Drive Club Service Pte Ltd
108	Automobile Corporation of Goa Limited
109	Nita Company Limited
110	Tata Hitachi Construction Machinery Company Private Limited
111	Tata Precision Industries (India) Limited
112 113	Tata AutoComp Systems Limited Loginomic Tech Solutions Private Limited
(D) TATA MOTORS – JOINT OPERATIONS
114	Tata Cummins Private Limited
115	Fiat India Automobiles Private Limited
(E) TATA MOTORS – JOINT VENTURES
116	Chery Jaguar Land Rover Automotive Company Limited
117	JT Special Vehicles Private Limited
118	Tata HAL Technologies Limited

News Release – 4	June 15, 2020

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House. 24, Homi Modi Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2020

		Quarter ended				Year ended
		March 31,		December 31,	March 31,	March 31,
Particulars		2020		2019	2019	2020	2019
		Audited [refer note 13]		Unaudited	Audited [refer note 13]	Audited
	Revenue from operations
I	(a) Revenue		61,949.39	71,051.42	85,676.33	258,594.36	299,190.59
	(b) Other Operating Revenues		543.57	624.65	746.00	2,473.61	2,747.81
	Total Revenue from Operations (a)+(b)		62,492.96	71,676.07	86,422.33	261,067.97	301,938.40
II	Other income (includes Government incentives)		564.47	900.13	863.31	2,973.15	2,965.31
III	Total Income (I + II)		63,057.43	72,576.20	87,285.64	264,041.12	304,903.71
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		38,464.14	38,694.85	47,359.74	152,968.74	182,254.45
	(ii) Basis adjustment on hedge accounted derivatives		248.18	(121.02)	(177.57)	(297.27)	(1,245.37)
	(b) Purchase of products for sale		2,946.54	3,143.69	(606.41)	12,228.35	13,258.83
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(849.22)	4,700.87	10,570.35	2,231.19	2,053.28
	(d) Employee benefits expense		7,698.73	7,737.29	7,999.36	30,438.60	33,243.87
	(e) Finance costs		1,952.81	1,743.59	1,587.99	7,243.33	5,758.60
	(f) Foreign exchange (gain)/loss (net)		1,682.42	(197.19)	(430.32)	1,738.74	905.91
	(g) Depreciation and amortisation expense		5,814.86	5,199.28	5,353.05	21,425.43	23,590.63
	(h) Product development/Engineering expenses		1,286.46	1,009.31	1,072.94	4,188.49	4,224.57
	(i) Other expenses		14,899.41	13,758.46	16,628.09	57,087.46	62,238.12
	(j) Amount transferred to capital and other account		(4,574.60)	(4,443.91)	(4,443.74)	(17,503.40)	(19,659.59)
	Total expenses (IV)		69,569.73	71,225.22	84,913.48	271,749.66	306,623.30
V	Profit/(loss) before exceptional items and tax (III - IV)		(6,512.30)	1,350.98	2,372.16	(7,708.54)	(1,719.59)
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service cost (refer note 7)		—	—	—	—	147.93
	(b) Employee separation cost		231.92	8.82	1,367.31	436.14	1,371.45
	(c) Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		10.07	—	63.71	(73.04)	180.97
	(d) Provision for impairment of Passenger Vehicle Business (refer note 4)		1,418.64	—	—	1,418.64	—
	(e) Provision for Onerous Contracts (refer note 5)		777.00	—	—	777.00	—
	(f) Provision/(reversal) for cost of closure of operation of a subsidiary (refer note 8)		(4.16)	(10.15)	(56.07)	(65.62)	381.01
	(g) Provision for impairment in Jaguar Land Rover (refer note 9)		—	—	—	—	27,837.91
	(h) Provision for impairment in subsidiaries (refer note 6)		353.20	—	—	353.20	—
	(i) Profit on sale of investment in a subsidiary company		—	—	(376.98)	—	(376.98)
	(j) Provision for loans given to a Joint ventures		13.98	2.39	—	25.12	—
	(k) Others		—	—	109.27	—	109.27
VII	Profit/(loss) before tax (V - VI)		(9,312.95)	1,349.92	1,264.92	(10,579.98)	(31,371.15)
VIII	Tax expense/(credit) (net)
	(a) Current tax		628.01	550.33	639.39	1,893.05	2,225.23
	(b) Deferred tax		(269.71)	(1,154.92)	(527.93)	(1,497.80)	(4,662.68)
	Total tax expense/(credit) (net)		358.30	(604.59)	111.46	395.25	(2,437.45)
IX	Profit/(Loss) for the period/year from continuing operations (VII - VIII)		(9,671.25)	1,954.51	1,153.46	(10,975.23)	(28,933.70)
X	Share of profit/(loss) of joint ventures and associates (net)		(192.50)	(198.63)	(44.80)	(1,000.00)	209.50
XI	Profit/(Loss) for the period/year (IX + X)		(9,863.75)	1,755.88	1,108.66	(11,975.23)	(28,724.20)
	Attributable to:
	(a) Shareholders of the Company		(9,894.25)	1,738.30	1,117.48	(12,070.85)	(28,826.23)
	(b) Non-controlling interests		30.50	17.58	(8.82)	95.62	102.03
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		11,789.75	(1,714.68)	(5,921.92)	9,363.21	(4,260.75)
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		(1,913.00)	288.57	1,041.05	(1,505.43)	697.41
	(B) (i) Items that will be reclassified to profit or loss		(4,594.23)	11,491.04	2,890.36	3,927.38	(2,016.01)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		915.59	(1,341.29)	(387.79)	(280.69)	3.58
	Total other comprehensive income/(loss)		6,198.11	8,723.64	(2,378.30)	11,504.47	(5,575.77)
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)		(3,665.64)	10,479.52	(1,269.64)	(470.76)	(34,299.97)
	Attributable to:
	(a) Shareholders of the Company		(3,702.74)	10,447.77	(1,260.97)	(578.88)	(34,401.73)
	(b) Non-controlling interests		37.10	31.75	(8.67)	108.12	101.76
XIV	Paid-up equity share capital (face value of ₹2 each)		719.54	719.54	679.22	719.54	679.22
XV	Reserves excluding revaluation reserves					62,358.99	59,500.34
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(27.50)	5.02	3.28	(34.88)	(84.89)
	(b) Diluted EPS	₹	(27.50)	5.00	3.28	(34.88)	(84.89)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(27.50)	5.12	3.38	(34.88)	(84.89)
	(b) Diluted EPS	₹	(27.50)	5.10	3.38	(34.88)	(84.89)
			Not annualised

Statement of Consolidated Assets and Liabilities

		(₹ in crores)
	As at March 31,
	2020	2019
	Audited
I. ASSETS
(1) Non-current assets
(a) Property, plant and equipment	77,882.83	72,619.86
(b) Capital work-in-progress	8,599.56	8,538.17
(c) Right of use assets	6,275.34	—
(d) Goodwill	777.06	747.87
(e) Other intangible assets	42,171.91	37,866.74
(f) Intangible assets under development	27,022.73	23,345.67
(g) Investment in equity accounted investees	4,418.89	4,743.38
(h) Financial assets:
(i) Other investments	1,028.05	1,497.51
(ii) Finance receivables	16,833.77	22,073.17
(iii) Loans and advances	782.78	407.42
(iv) Other financial assets	4,749.57	2,809.18
(i) Deferred tax assets (net)	5,457.90	5,151.11
(j) Non-current tax assets (net)	1,152.05	1,024.56
(k) Other non-current assets	5,381.57	2,938.73

	202,534.01	183,763.37

(2) Current assets
(a) Inventories	37,456.88	39,013.73
(b) Investment in equity accounted investees (held for sale)	—	591.50
(c) Financial assets:
(i) Other investments	10,861.54	8,938.33
(ii) Trade receivables	11,172.69	18,996.17
(iii) Cash and cash equivalents	18,467.80	21,559.80
(iv) Bank balances other than (iii) above	15,259.17	11,089.02
(v) Finance receivables	14,245.30	11,551.52
(vi) Loans and advances	935.25	1,268.70
(vii) Other financial assets	4,586.48	3,213.56
(d) Current tax assets (net)	142.80	184.37
(e) Assets classified as held-for-sale	194.43	162.24
(f) Other current assets	6,264.91	6,862.22

	119,587.25	123,431.16

TOTAL ASSETS	322,121.26	307,194.53

II. EQUITY AND LIABILITIES
(1) Equity
(a) Equity Share capital	719.54	679.22
(b) Other Equity	62,358.99	59,500.34

Equity attributable to owners of Tata Motors Ltd	63,078.53	60,179.56
Non-controlling interests	813.56	523.06

	63,892.09	60,702.62

Liabilities
(2) Non-current liabilities
(a) Financial liabilities:
(i) Borrowings	83,315.62	70,817.50
(ii) Lease liabilities	5,162.94	156.17
(iii) Other financial liabilities	3,858.48	2,792.71
(b) Provisions	14,736.69	11,854.85
(c) Deferred tax liabilities (net)	1,941.87	1,491.04
(d) Other non-current liabilities	8,759.52	13,922.21

	117,775.12	101,034.48

(3) Current liabilities
(a) Financial liabilities:
(i) Borrowings	16,362.53	20,150.26
(ii) Lease liabilities	814.18	17.30
(iii) Trade payables
(a) Total outstanding dues of micro and small enterprises	109.75	130.69
(b) Total outstanding dues of creditors other than micro and small enterprises	63,517.13	68,382.84
(iv) Acceptances	2,771.33	3,177.14
(v) Other financial liabilities	36,544.00	32,838.35
(b) Provisions	10,329.04	10,196.75
(c) Current tax liabilities (net)	1,040.14	1,017.64
(d) Other current liabilities	8,965.95	9,546.46

	140,454.05	145,457.43

TOTAL EQUITY & LIABILITIES	322,121.26	307,194.53

Statement of Consolidated Cash Flows

	(₹ in crores)
	Year ended March 31,
	2020	2019
	Audited
Cash flows from operating activities:
Profit/(Loss) for the year	(11,975.23)	(28,724.20)
Adjustments for:
Depreciation and amortisation expense	21,425.43	23,590.63
Allowances for finance receivables	660.21	320.24
Allowances for trade and other receivables	137.03	214.19
Inventory write-down	351.14	608.63
Provision for costs of closure of operations of a subsidiary company	(65.62)	381.01
Provision for impairment in Jaguar Land Rover	—	27,837.91
Provision for impairment in subsidiaries	353.20	—
Provision for impairment of Passenger Vehicle Business	1,418.64	—
Provision for Onerous Contracts	777.00	—
Defined benefit pension plan amendment past service cost	—	147.93
Employee separation cost	409.78	1,367.22
Accrual for Share-based payments	4.70	8.44
Exceptional items- Others	—	109.27
(Gain) /Loss on Marked-to-market investments measured at fair value through profit or loss	389.05	(238.54)
(Profit) /Loss on sale of assets (including assets scrapped/written off) (net)	316.19	1,106.56
Profit on sale of investments (net)	(187.34)	(128.61)
Profit on sale of investment in a subsidiary	—	(376.98)
Provision for loan given to a Joint ventures	25.12	—
Gain on fair value of below market interest loans	—	(13.37)
Share of (profit)/loss of joint ventures and associates (net)	1,000.00	(209.50)
Tax expense /(Credit) (net)	395.25	(2,437.45)
Finance costs	7,243.33	5,758.60
Interest income	(1,170.12)	(786.46)
Dividend income	(21.13)	(17.28)
Foreign exchange loss (net)	1,865.85	252.63

Cash flows from operating activities before changes in following assets and liabilities	23,352.48	28,770.87
Finance receivables	2,020.77	(10,063.79)
Trade receivables	7,928.93	954.70
Loans and advances and other financial assets	64.53	230.13
Other current and non-current assets	(2,830.89)	294.88
Inventories	2,325.50	2,068.64
Trade payables and acceptances	(8,084.81)	(4,692.13)
Other current and non-current liabilities	(6,450.14)	4,365.55
Other financial liabilities	272.74	(30.01)
Provisions	9,818.77	(348.66)

Cash generated from operations	28,417.88	21,550.18
Income tax paid (net)	(1,784.94)	(2,659.43)

Net cash from operating activities	26,632.94	18,890.75

Cash flows from investing activities:
Payments for property, plant and equipment	(14,319.17)	(17,419.55)
Payments for other intangible assets	(15,382.86)	(17,883.97)
Proceeds from sale of property, plant and equipment	171.48	67.23
Investments in Mutual Fund (purchased)/sold (net)	(1,339.29)	5,639.02
Acquisition of subsidiary company	(27.04)	—
Investment in equity accounted investees	(606.40)	(9.31)
Investments - others	(99.41)	(130.01)
Loans given to others	—	(3.42)
Proceeds from loans given to others	3.42	—
Loans given to joint venture	(1.70)	(3.75)
Proceeds from sale of investments in a subsidiary company	—	532.96
Proceeds from sale of investments in other companies	21.45	5.18
Interest received	1,104.48	760.52
Dividend received	21.14	17.28
Dividend received from equity accounted investees	622.44	214.98
Deposits with financial institution	(1,000.00)	(500.03)
Deposits/restricted deposits with banks	(40,676.65)	(24,331.07)
Realisation of deposits/restricted deposits with banks	36,602.33	33,342.59
Realisation of deposit with financial institution	750.00	—
(Increase) / decrease in short term Inter-corporate deposits	(14.44)	(1.98)
Payments for acquisition of minority stake of subsidiary	—	(7.76)

Net cash used in investing activities	(34,170.22)	(19,711.09)

Cash flows from financing activities:
Proceeds from issue of shares and warrants (net of issue expenses)	3,888.77	—
Proceeds from long-term borrowings	28,986.21	26,101.86
Repayment of long-term borrowings	(17,000.52)	(13,345.89)
Proceeds from Option settlement of long term borrowings	190.90	—
Proceeds from short-term borrowings	10,707.30	20,112.46
Repayment of short-term borrowings	(12,852.93)	(21,852.13)
Net change in other short-term borrowings (with maturity up to three months)	(1,587.12)	4,913.90
Repayment of lease liability ( including interest)	(1,345.61)	—
Dividend paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)	(56.84)	(94.74)
Acquisition of minority	(22.15)	—
Interest paid [including discounting charges paid ₹968.85 crores (March 31, 2019 ₹1,201.20 crores)]	(7,518.40)	(7,005.09)

Net cash from financing activities	3,389.61	8,830.37

Net increase/(decrease) in cash and cash equivalents	(4,147.67)	8,010.03
Cash and cash equivalents as at April 01, (opening balance)	21,559.80	14,716.75
Reversal of/(classified as) held for sale	—	243.94
Effect of foreign exchange on cash and cash equivalents	1,055.67	(1,410.92)

Cash and cash equivalents as at March 31, (closing balance)	18,467.80	21,559.80

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	6,626.78	7,286.32
Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:

Exchange differences	4,641.70	1,120.15
Amortisation of prepaid discounting charges	108.30	158.19

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

						(₹ in crores)
	Particulars	Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,	March 31,
		2020	2019		2020	2019
		Audited [refer note 13]	Unaudited	Audited [refer note 13]	Audited	Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	7,939.16	8,598.21	15,496.83	36,329.44	58,137.10
	(b) Passenger Vehicle	2,495.85	2,741.32	4,265.35	10,481.74	14,469.80
	(c) Corporate/Unallocable	24.64	116.29	22.13	215.53	110.60
	- Vehicle Financing	1,035.93	1,081.27	1,054.14	4,295.49	3,700.18
	- Jaguar and Land Rover	50,561.29	58,751.89	65,146.25	208,040.02	223,513.58
	Less: Intra segment eliminations	(7.93)	(62.66)	(195.74)	(70.59)	(275.65)

	-Total	62,048.94	71,226.32	85,788.96	259,291.63	299,655.61
II.	Others	758.75	765.81	919.75	3,047.07	3,626.07

	Total Segment Revenue	62,807.69	71,992.13	86,708.71	262,338.70	303,281.68
	Less: Inter segment revenue	(314.73)	(316.06)	(286.38)	(1,270.73)	(1,343.28)

	Revenue from Operations	62,492.96	71,676.07	86,422.33	261,067.97	301,938.40

B.	Segment results before other income (excluding Government Incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(571.48)	(301.41)	821.11	(368.22)	4,116.16
	(b) Passenger Vehicle	(989.64)	(619.84)	(373.63)	(2,867.58)	(1,387.79)
	(c) Corporate/Unallocable	(117.26)	22.75	(143.81)	(255.86)	(362.97)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	110.88	(158.03)	(136.09)	(224.60)	(313.81)
	- Jaguar and Land Rover	(2,251.15)	2,723.07	2,146.37	594.05	(1,278.47)

	-Total	(3,818.65)	1,666.54	2,313.95	(3,122.21)	773.12
II.	Others	111.82	87.13	35.32	382.32	505.44

	Total Segment results	(3,706.83)	1,753.67	2,349.27	(2,739.89)	1,278.56
	Less: Inter segment eliminations	4.65	(8.99)	(4.91)	(55.43)	(120.18)

	Net Segment results	(3,702.18)	1,744.68	2,344.36	(2,795.32)	1,158.38
	Add/(Less) : Other income (excluding Govt. Incentives)	96.34	402.38	442.19	989.54	1,170.89
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,224.04)	(993.27)	(844.72)	(4,164.02)	(3,142.95)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(1,682.42)	197.19	430.33	(1,738.74)	(905.91)
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(149.20)	(12.51)	(116.66)	(10.41)	(556.53)
	(b) Passenger Vehicle	(2,558.91)	—	(0.02)	(2,576.04)	(118.04)
	(c) Corporate/Unallocable	(4.69)	(2.39)	376.66	(15.91)	376.07
	- Vehicle Financing	(9.30)	—	—	(9.30)	—
	- Jaguar and Land Rover	(78.55)	13.84	(1,367.22)	(259.78)	(29,353.06)

	Total Profit/(loss) before tax	(9,312.95)	1,349.92	1,264.92	(10,579.98)	(31,371.15)

		As at December 31,	As at March 31,	As at March 31,
		2019	2020	2019
		Unaudited	Audited	Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	26,449.17	26,016.50	26,927.43
	(b) Passenger Vehicle	17,577.01	16,150.81	19,446.38
	(c) Corporate/Unallocable	2,375.83	3,614.16	1,648.49
	- Tata and other brands vehicles - Assets held for sale	183.73	194.43	162.24
	- Vehicle Financing	34,730.58	33,587.64	38,261.58
	- Jaguar and Land Rover	183,185.76	187,333.67	170,433.61

	-Total	264,502.08	266,897.21	256,879.73
II.	(a) Others	2,398.39	2,440.21	2,003.74

	Total Segment Assets	266,900.47	269,337.42	258,883.47
	Less: Inter segment eliminations	(1,458.32)	(1,394.69)	(1,225.25)

	Net Segment Assets	265,442.15	267,942.73	257,658.22
	Investment in equity accounted investees
	Tata and other brands vehicles - Corporate/Unallocable	412.57	468.96	422.54
	- Vehicle Financing	4.38	—	2.67
	- Jaguar and Land Rover	3,469.68	3,384.36	4,318.17
	- Others*	601.86	565.57	591.50
	Add : Unallocable assets	56,867.23	49,759.64	44,201.43

	Total Assets	326,797.87	322,121.26	307,194.53

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	13,464.26	13,101.11	15,937.65
	(b) Passenger Vehicle	3,898.77	4,962.39	3,687.73
	(d) Corporate/Unallocable	1,026.30	1,456.84	1,752.13
	- Vehicle Financing	723.40	528.49	711.43
	- Jaguar and Land Rover	107,300.96	107,123.37	107,296.26
	Less: Intra segment eliminations	—	—	(337.65)

	-Total	126,413.69	127,172.20	129,047.55
II.	(a) Others	843.43	787.93	529.07

	Total Segment Liabilities	127,257.12	127,960.13	129,576.62
	Less: Inter segment eliminations	(387.26)	(330.98)	(252.06)

	Net Segment Liabilities	126,869.86	127,629.15	129,324.56
	Add : Unallocable liabilities	132,416.77	130,600.02	117,167.35

	Total Liabilities	259,286.63	258,229.17	246,491.91

*	Held for sale as at March 31, 2019

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on June 15, 2020.

2)

The Company has adopted Ind AS 116 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. The cumulative effect of initial application of the standard of ₹ 196.14 crores has been recognised as an adjustment to the opening balance of retained earnings as at April 1, 2019. The Company has recognized ₹ 5,583.62 crores as Right of use assets and lease liability of ₹ 5,779.76 crores as on the date of transition i.e. April 1, 2019. Further, an amount of ₹ 1,035.97 crores has been reclassified from non-current/current assets to Right of use assets for prepaid operating lease rentals. In the statement of profit and loss account for the quarter and year ended March 31, 2020 and quarter ended December 31, 2019 the nature of expenses in respect of operating leases has changed from lease rent in previous period to depreciation for the right of use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying Ind AS 17, an amount of ₹ 415.43 crores has been reclassified from property, plant and equipment to Right of use assets. There is no material impact on profit/(loss) after tax and earnings per share for the quarter and year ended March 31, 2020, on adoption of Ind AS 116.

3)

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹ 150 per Ordinary Share aggregating to ₹ 3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹ 150 per Warrant (‘Warrant Price’), aggregating to ₹ 3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The amount of ₹ 3,891.85 crores has been received and is to be utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries. The Company has utilised amount of ₹ 2,761.85 crores as at March 31, 2020.

4)

The Company assessed the recoverable amount of Passenger vehicle business (TML Standalone), which represent a single cash-generating unit (CGU), as at March 31, 2020, as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU due to change in market conditions. This has resulted in an impairment of ₹ 1,418.64 crores being recognized as exceptional charge for the quarter and year ended March 31, 2020.

5)

During the quarter and year ended March 31, 2020, a provision has been recognized for certain supplier contracts, which have become onerous, as the Company estimates that it will procure lower quantities than committed and the costs will exceed the future economic benefit.

6)

As a result of change in market conditions, the Company performed an impairment assessment for assets forming part of wholly owned subsidiaries Tata Motors European Technical Center PLC (TMETC) and Trilix S.r.l (Trilix). The recoverable amount of these assets were estimated to be lower than their carrying value and this resulted in an impairment charge of ₹ 297.49 crores and ₹ 55.71 crores in TMETC and Trilix, respectively during the quarter ended March 31, 2020.

7)

During the year ended March 31, 2019 the High Court in United Kingdom ruled that pension schemes are required to equalise male and female members benefit for the inequalities within guaranteed minimum pension (GMP) earned between May 17, 1990 and April 5, 1997. Based on this, the Company reassessed its obligations under its existing Jaguar Land Rover pension plans and recorded an additional liability of an amount of £16.5 million (₹ 147.93 crores) as past service costs during year ended March 31, 2019.

8)

On July, 31 2018, the Company decided to cease its current manufacturing operations of Tata Motors Thailand Ltd. Accordingly, the relevant restructuring costs have been accounted in the year ended March 31, 2019.

9)

The Company assessed the recoverable amount of the Jaguar Land Rover business, which represent a single cash-generating unit (CGU), as at December 31, 2018, as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU, due to change in market conditions especially in China, technology disruptions and rising cost of debt. This had resulted in an impairment charge of £3,105 million (₹ 27,837.91 crores) which was recognized as exceptional charge for the quarter ended December 31, 2018. As at March 31, 2019, the Company performed an impairment review with reference to its VIU and this did not result in a further impairment charge.

10)

The COVID-19 pandemic has been rapidly spreading throughout the world, including India and other countries where the Group has its operations. Governments around the world have been taking significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, many of the Group’s manufacturing plants and offices had to be closed down for a considerable period of time, including after the yearend. As a result of the lockdown, the likely revenue from the quarter ended March 31, 2020 has been impacted. Continued lockdowns are likely to impact the Group operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Further, the Reserve Bank of India (RBI) has announced moratorium on loan repayments for specific borrower segments which impacts Group’s vehicle financing business in India. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic and the resultant lockdowns in the preparation of the financial statements including but not limited to its assessment of Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowance for losses for finance receivables and the net realisable values of other assets. However, given the effect of these lockdowns on the overall economic activity globally and in particular the countries where the Group operates and in particular on the global automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial statements. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

11)	During the year ended March 31, 2019, the Company has sold investment in TAL Manufacturing Solutions Limited to Tata Advanced Systems Ltd (TASL).

12)	Subsequent to year ended March 31, 2020

a)	Tata Motors Ltd has issued ₹ 1,000 crores, 8.80% Secured rated listed redeemable non-convertible debentures due 2023

b)	Jaguar Land Rover signed a three year syndicated revolving loan facility for RMB 5 billion (₹ 5,237.94 crores) in China, which has been entirely drawn on June 12, 2020.

13)

Figures for the quarters ended March 31, 2020 and 2019, represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2019 and 2018, respectively which were subject to limited review.

14)	The Statutory Auditors have carried out an audit of the consolidated financial results for the year ended March 31, 2020 and have issued an unmodified opinion on the same

Tata Motors Limited

Guenter Butschek
Austria, June 15, 2020	CEO & Managing Director

News Release – 5	June 15, 2020

Independent Auditors Report (Standalone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Standalone Annual Financial Results

Opinion

We have audited the accompanying standalone annual financial results of Tata Motors Limited (hereinafter referred to as the ‘‘Company”) which includes two joint operations consolidated on a proportionate basis for the year ended 31 March 2020, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of report of other auditor on separate financial statements of one joint operation as was audited by the other auditor, the aforesaid standalone annual financial results:

a.	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations in this regard; and

b.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Indian Accounting Standards, and other accounting principles generally accepted in India, of the net loss and other comprehensive income and other financial information for the year ended 31 March 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results section of our report. We are independent of the Company, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of audit report of the other auditor referred to in sub paragraph (a) of the “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone annual financial results.

Emphasis of Matter

a)

The managerial remuneration paid to the CEO and Managing Director of the Company amounting to Rs.16.48 crores for the financial year exceeds the prescribed limits under Section 197 read with Schedule V to the Companies Act, 2013 by Rs.11.92 crores. This amount excludes Performance and Long Term Incentives, which will be accrued post determination and approval by the Nomination and Remuneration Committee of the Company, and such amounts will also exceed the prescribed limits. As per the provisions of the Companies Act, 2013 the excess remuneration is subject to approval of the shareholders which the Company proposes to obtain in the forthcoming Annual General Meeting.

Tata Motors Limited

Independent Auditors’ Report – 31 March 2020 (continued)

b)

We draw your attention to Note 12 to these financial results, which describes the Management’s assessment of the impact of COVID -19 pandemic and the resultant lockdowns on the significant uncertainties involved in developing some of the estimates involved in preparation of the financial statements including but not limited to its assessment of liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. Based on information available as of this date, Management believes that no further adjustments are required to the financial results. However, in view of the highly uncertain economic environment impacting the automotive industry, a definitive assessment of the impact is highly dependent upon circumstances as they evolve in future and the actual results may differ from those estimated as at the date of approval of these financial statements.

Our opinion is not modified in respect of the above matters.

Management’s and Board of Directors’ Responsibilities for the Standalone Annual Financial Results

These standalone annual financial results have been prepared on the basis of the standalone annual financial statements.

The Company’s Management and the Board of Directors are responsible for the preparation and presentation of these standalone annual financial results that give a true and fair view of the net profit/ loss and other comprehensive income and other financial information of the Company including its joint operations, in accordance with the recognition and measurement principles laid down in Indian Accounting Standards prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the respective company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone annual financial results, the respective Management and the Board of Directors of the Company and its joint operations are responsible for assessing the ability of respective company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is responsible for overseeing the financial reporting process of respective company.

Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the

2

Tata Motors Limited

Independent Auditors’ Report – 31 March 2020 (continued)

aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone annual financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

◾

Identify and assess the risks of material misstatement of the standalone annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

◾

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

◾

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone financial results made by the Management and Board of Directors.

◾

Conclude on the appropriateness of the Management and Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

◾

Evaluate the overall presentation, structure and content of the standalone annual financial results, including the disclosures, and whether the standalone annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

◾

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the joint operations of the company to express an opinion on the standalone annual financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such joint operation included in the standalone annual financial results of which we are the independent auditors. For the other joint operation included in the standalone annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in para (a) of the section titled “Other Matters” in this audit report.

We communicate with those charged with governance of the Company and such other joint operation included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

3

Tata Motors Limited

Independent Auditors’ Report – 31 March 2020 (continued)

Other Matters

a)

The standalone annual financial results include the audited financial results of one joint operation, whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 6,876.67 crores as at 31 March 2020, total revenue (before consolidation adjustments) of Rs. 5,610.74 crores and net profit after tax (before consolidation adjustments) of Rs. 286.94 crores and net cash inflows (before consolidation adjustments) amounting to Rs. 509.62 crores for the year ended on that date, as considered in the standalone annual financial results, which have been audited by their independent auditor. The independent auditors’ report on financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the standalone annual financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor. Our opinion on the standalone annual financial results is not modified in respect of the above matter with respect to our reliance on the work done and the report of the other auditor.

b)

The standalone annual financial results include the results for the quarter ended 31 March 2020 being the balancing figure between the audited figures in respect of the full financial year and the published audited year to date figures up to the third quarter of the current financial year.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Partner
Place: Mumbai	Membership Number: 049265
Date: 15 June 2020	UDIN - 20049265AAAAAN5466

4

News Release – 6	June 15, 2020

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2020
Particulars			Quarter ended				Year ended
			March 31,		December 31,	March 31,	March 31,	March 31,
			2020		2019	2019	2020	2019
			Audited
I.	Revenue from operations
	(a)	Revenue		9,653.80	10,668.44	18,428.60	43,485.76	68,764.88
	(b)	Other operating revenue		79.07	174.47	132.81	442.41	437.88
	Total Revenue from operations (a)+(b)			9,732.87	10,842.91	18,561.41	43,928.17	69,202.76
II.	Other Income (includes Government incentives) (refer note 2)			268.92	351.51	419.80	1,383.05	2,554.66
III.	Total Income (I+II)			10,001.79	11,194.42	18,981.21	45,311.22	71,757.42
IV.	Expenses
	(a)	Cost of materials consumed		5,542.12	5,697.52	10,288.92	26,171.85	43,748.77
	(b)	Purchases of products for sale		1,443.36	1,280.99	2,015.59	5,679.98	6,722.32
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		473.60	1,063.21	1,504.59	722.68	144.69
	(d)	Employee benefits expense		1,149.61	1,018.27	1,134.67	4,384.31	4,273.10
	(e)	Finance costs		557.05	478.54	389.14	1,973.00	1,793.57
	(f)	Foreign exchange (gain)/loss (net)		220.11	(13.14)	(77.76)	239.00	215.22
	(g)	Depreciation and amortisation expense		984.13	853.46	872.61	3,375.29	3,098.64
	(h)	Product development/engineering expenses		297.37	205.80	242.92	830.24	571.76
	(i)	Other expenses		1,850.33	1,890.01	2,586.32	7,720.75	9,680.46
	(j)	Amount transferred to capital and other accounts		(300.83)	(260.28)	(322.97)	(1,169.46)	(1,093.11)
	Total expenses (IV)			12,216.85	12,214.38	18,634.03	49,927.64	69,155.42
V.	Profit/(loss) before exceptional items and tax (III-IV)			(2,215.06)	(1,019.96)	347.18	(4,616.42)	2,602.00
VI.	Exceptional Items
	(a)	Employee separation cost		0.86	1.50	0.09	2.69	4.23
	(b)	Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		10.08	—	63.40	(73.03)	180.66
	(c)	Provision for loan given to/investment in a subsidiary company/joint venture		364.19	2.39	241.86	385.62	241.86
	(d)	Profit on sale of investment in a subsidiary company (refer note 9)		—	—	(332.95)	—	(332.95)
	(e)	Provision for impairment of Passenger Vehicle Business (refer note 6)		1,418.64	—	—	1,418.64	—
	(f)	Provision for Onerous Contracts (refer note 7)		777.00	—	—	777.00	—
	(g)	Others (refer note 8)		—	—	109.27	—	109.27
VII.	Profit/(loss) before tax (V-VI)			(4,785.83)	(1,023.85)	265.51	(7,127.34)	2,398.93
VIII.	Tax expense (net)
	(a)	Current tax		12.01	4.25	106.47	33.05	294.66
	(b)	Deferred tax		73.21	11.41	52.85	129.24	83.67
	Total tax expense (net)			85.22	15.66	159.32	162.29	378.33
IX.	Profit/(loss) for the period/year from continuing operations (VII-VIII)			(4,871.05)	(1,039.51)	106.19	(7,289.63)	2,020.60
X.	Other comprehensive income/(loss):
	(A)	(i) Items that will not be reclassified to profit or loss		(205.65)	40.83	(25.75)	(221.04)	(11.70)
		(ii) Income tax expense relating to items that will not be reclassified to profit or loss		29.28	6.05	18.62	33.71	18.07
	(B)	(i) Items that will be reclassified to profit or loss		(208.42)	11.81	(18.33)	(294.19)	(45.72)
		(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		72.83	(4.13)	6.40	102.80	15.92
	Total other comprehensive income/(loss)			(311.96)	54.56	(19.05)	(378.72)	(23.43)
XI.	Total comprehensive income/(loss) for the period/year (IX+X)			(5,183.01)	(984.95)	87.14	(7,668.35)	1,997.17
XII.	Paid-up equity share capital (face value of ₹2 each)			719.54	719.54	679.22	719.54	679.22
XIII.	Reserves excluding revaluation reserve						17,668.11	21,483.30
XIV.	Earnings per share (EPS)
	(a)	Ordinary shares (face value of ₹2 each)
		(i) Basic EPS	₹	(13.54)	(3.01)	0.30	(21.06)	5.94
		(ii) Diluted EPS	₹	(13.54)	(3.01)	0.30	(21.06)	5.94
	(b)	‘A’ Ordinary shares (face value of ₹2 each)
		(i) Basic EPS	₹	(13.54)	(3.01)	0.40	(21.06)	6.04
		(ii) Diluted EPS	₹	(13.54)	(3.01)	0.40	(21.06)	6.04
				Not annualised

Statement of Standalone Assets and Liabilities

(₹ in crores)

				As at March 31,
				2020	2019
				Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	18,870.67	18,316.61
		(b)	Capital work-in-progress	1,755.51	2,146.96
		(c)	Right of use assets	669.58	—
		(d)	Goodwill	99.09	99.09
		(e)	Other intangible assets	5,568.64	3,871.13
		(f)	Intangible assets under development	2,739.29	4,139.63
		(g)	Investments in subsidiaries, joint ventures and associates	15,182.29	14,770.81
		(h)	Financial assets
			(i) Investments	548.57	663.38
			(ii) Loans and advances	138.46	143.13
			(iii) Other financial assets	1,512.96	994.39
		(i)	Non-current tax assets (net)	727.97	715.30
		(j)	Other non-current assets	1,208.08	1,819.90

				49,021.11	47,680.33

	(2)	Current assets
		(a)	Inventories	3,831.92	4,662.00
		(b)	Investments in subsidiaries and associates (held for sale)	—	257.81
		(c)	Financial assets
			(i) Investments	885.31	1,175.37
			(ii) Trade receivables	1,978.06	3,250.64
			(iii) Cash and cash equivalents	2,145.30	487.40
			(iv) Bank balances other than (iii) above	1,386.89	819.21
			(v) Loans and advances	232.14	200.08
			(vi) Other financial assets	1,546.56	1,279.68
		(d)	Assets classified as held for sale	191.07	162.24
		(e)	Other current assets	1,371.51	934.87

				13,568.76	13,229.30

			TOTAL ASSETS	62,589.87	60,909.63

II.	EQUITY AND LIABILITIES
	Equity
		(a)	Equity share capital	719.54	679.22
		(b)	Other equity	17,668.11	21,483.30

				18,387.65	22,162.52

	Liabilities
	(1)	Non-current liabilities
		(a)	Financial liabilities
			(i) Borrowings	14,776.51	13,914.74
			(ii) Lease liabilities	522.24	5.07
			(iii) Other financial liabilities	854.74	180.80
		(b)	Provisions	1,769.74	1,281.59
		(c)	Deferred tax liabilities (net)	198.59	205.86
		(d)	Other non-current liabilities	269.58	218.24

				18,391.40	15,806.30

	(2)	Current liabilities
		(a)	Financial liabilities
			(i) Borrowings	6,121.36	3,617.72
			(ii) Lease liabilities	83.30	3.64
			(iii) Trade payables
			(a) Total outstanding dues of micro and small enterprises	101.56	134.12
			(b) Total outstanding dues of creditors other than micro and small enterprises	8,000.69	10,274.71
			(iv) Acceptances	2,741.69	3,093.28
			(v) Other financial liabilities	5,976.35	2,234.34
		(b)	Provisions	1,406.75	1,148.69
		(c)	Current tax liabilities (net)	31.49	78.30
		(d)	Other current liabilities	1,347.63	2,356.01

				25,810.82	22,940.81

			TOTAL EQUITY AND LIABILITIES	62,589.87	60,909.63

Statement of Standalone Cash Flows

(₹ in crores)

		Year ended
		March 31,	March 31,
		2020	2019
		Audited
I	Cash flows from operating activities:
	Profit/(loss) for the year	(7,289.63)	2,020.60
	Adjustments for:
	Depreciation and amortisation expense	3,375.29	3,098.64
	Allowances for trade and other receivables	65.35	170.90
	Inventory write down (net)	84.50	42.13
	Provision for loan given to/investment in a subsidiary company/joint venture	385.62	241.86
	Exceptional item- others	—	109.27
	Provision for impairment of Passenger Vehicle Business	1,418.64	—
	Provision for Onerous Contracts	777.00	—
	Share-based payments	4.70	8.44
	Marked-to-market loss/(gain) on investments measured at Fair value through profit or loss	0.43	(1.90)
	Write off/(reversal) of provision for impairment of capital work-in-progress and intangibles under development (net)	(73.03)	180.66
	Loss on sale of assets (net) (including assets scrapped/written off)	168.04	223.94
	Profit on sale of investment in a subsidiary company	—	(332.95)
	Profit on sale of investments at FVTPL (net)	(70.16)	(69.27)
	Gain on fair value of below market interest loans	—	(13.37)
	Tax expense (net)	162.29	378.33
	Finance costs	1,973.00	1,793.57
	Interest income	(483.72)	(335.87)
	Dividend income	(241.22)	(1,526.25)
	Foreign exchange loss (net)	182.32	178.26

		7,729.05	4,146.39
	Cash flows from operating activities before changes in following assets and liabilities	439.42	6,166.99
	Trade receivables	1,168.02	164.50
	Loans and advances and other financial assets	53.29	(276.11)
	Other current and non-current assets	22.78	204.77
	Inventories	730.01	966.00
	Trade payables and acceptances	(2,688.95)	(725.29)
	Other current and non-current liabilities	(1,165.05)	323.95
	Other financial liabilities	201.38	(892.00)
	Provisions	(122.95)	542.04

	Cash generated from/(used in) operations	(1,362.05)	6,474.85
	Income taxes paid (net)	(92.54)	(182.22)

	Net cash from/(used in) operating activities	(1,454.59)	6,292.63

II	Cash flows from investing activities:
	Payments for property, plant and equipments	(2,748.60)	(2,790.45)
	Payments for other intangible assets	(1,919.98)	(1,993.03)
	Proceeds from sale of property, plant and equipments	155.16	30.25
	Redemption of investments in Mutual Fund (net)	358.87	413.74
	Investments in subsidiary companies	(467.00)	(837.98)
	(Purchase)/sale of business from/to subsidiary company	25.82	(0.10)
	Loan given to joint ventures	—	(3.75)
	Loan given to subsidiary companies	(7.79)	(0.50)
	Sale of Investment in a subsidiary company	—	532.96
	Sale of Investment in other companies	—	5.18
	Increase in short term inter corporate deposit (net)	(10.07)	(2.00)
	Deposits with financial institution	(1,000.00)	(500.00)
	Realisation of deposits with financial institution	750.00	—
	Deposits/restricted deposits with banks	(3,419.37)	(827.72)
	Realisation of deposits/restricted deposits with banks	2,851.53	257.08
	Interest received	471.35	327.16
	Dividend received	241.22	1,568.61

	Net cash used in investing activities	(4,718.86)	(3,820.55)

III	Cash flows from financing activities
	Proceeds from issue of shares and warrants (net of issue expenses)	3,888.79	—
	Proceeds from long-term borrowings (net of issue expenses)	4,781.55	3,119.71
	Repayment of long-term borrowings	(1,131.68)	(3,823.69)
	Proceeds from Option settlement of long term borrowings	190.90	—
	Proceeds from short-term borrowings	9,178.61	6,274.19
	Repayment of short-term borrowings	(8,003.51)	(5,153.61)
	Net change in other short-term borrowings (with maturity up to three months)	1,311.36	(588.97)
	Repayment of lease liabilities (including interest)	(193.63)	—
	Dividend paid	(3.52)	(2.63)
	Interest paid [including discounting charges paid, ₹370.99 crores (March 31, 2019 ₹449.04 crores)]	(2,269.66)	(2,354.70)

	Net cash from/(used in) financing activities	7,749.21	(2,529.70)

	Net increase/(decrease) in cash and cash equivalents	1,575.76	(57.62)
	Cash and cash equivalents as at April 1, (opening balance)	487.40	546.82
	Exchange fluctuation on foreign currency bank balances	82.14	(1.80)

	Cash and cash equivalents as at March 31, (closing balance)	2,145.30	487.40

	Non-cash transactions:
	Liability towards property, plant and equipment and other intangible assets purchased on credit/deferred credit	403.02	438.19
	Increase in liabilities arising from financing activities on account of non-cash transactions :
	Exchange differences	660.75	341.51
	Amortisation / effective interest rate adjustments of borrowings	10.02	3.21

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM)

						(₹ in crores)
	Particulars	Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,
		2020	2019		2020	2019
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	7,015.65	7,921.75	14,496.06	32,932.89	54,036.54
II.	Passenger Vehicles	2,692.56	2,797.61	4,042.90	10,772.47	15,052.30
III.	Corporate/Unallocable	24.66	123.55	22.45	222.81	113.92

	Total Segment Revenue	9,732.87	10,842.91	18,561.41	43,928.17	69,202.76
	Less: Inter segment revenue	—	—	—	—	—

	Revenue from operations	9,732.87	10,842.91	18,561.41	43,928.17	69,202.76

B.	Segment results before other income (excluding incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	(426.11)	(199.30)	1,012.38	(207.60)	4,423.50
II.	Passenger Vehicles	(1,012.53)	(558.01)	(481.29)	(2,727.57)	(1,396.08)
III.	Corporate/Unallocable	(117.35)	13.31	(140.58)	(263.92)	(349.92)

	Total Segment results	(1,555.99)	(744.00)	390.51	(3,199.09)	2,677.50
	Less: Inter segment eliminations	—	—	—	—	—

	Net Segment results	(1,555.99)	(744.00)	390.51	(3,199.09)	2,677.50
	Add/(Less) : Other income (excluding incentives)	118.09	189.44	268.05	794.67	1,933.29
	Add/(Less) : Finance costs	(557.05)	(478.54)	(389.14)	(1,973.00)	(1,793.57)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(220.11)	13.14	77.76	(239.00)	(215.22)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	(26.98)	(1.50)	(172.72)	71.52	(175.51)
	-Passenger Vehicles	(2,205.72)	—	(0.02)	(2,222.85)	(118.04)
	-Corporate/Unallocable	(338.07)	(2.39)	91.07	(359.59)	90.48

	Total Profit/(Loss) before tax	(4,785.83)	(1,023.85)	265.51	(7,127.34)	2,398.93

			As at December 31,		As at March 31,
			2019		2020	2019
C.	Segment Assets
I.	Commercial Vehicles		22,210.79		21,845.57	22,247.03
II.	Passenger Vehicles		17,394.02		16,774.98	17,650.27
III.	Corporate/Unallocable		27,577.70		23,778.25	20,850.09

	-Total		67,182.51		62,398.80	60,747.39
IV.	Assets classified as held for sale		183.74		191.07	162.24

	Total Assets		67,366.25		62,589.87	60,909.63

D.	Segment Liabilities
I.	Commercial Vehicles		12,036.99		11,237.44	14,327.47
II.	Passenger Vehicles		3,464.66		5,204.60	3,477.23
III.	Corporate/Unallocable		28,289.93		27,760.18	20,942.41

	Total Liabilities		43,791.58		44,202.22	38,747.11

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on June 15, 2020.
2)	Other income includes:

				(₹ in crores)
Particulars	Quarter ended			Year ended
	March 31,	December 31,	March 31,	March 31,
	2020	2019	2019	2020	2019
Dividend from subsidiaries	11.72	22.65	160.03	205.47	1,500.37

3)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

						(₹ in crores)
	Particulars	Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,
		2020	2019	2019	2020	2019
1	Revenue from operations	9,553.49	10,687.78	18,168.28	42,963.03	67,611.07

2	Profit/(loss) before tax	(4,798.76)	(1,112.89)	204.69	(7,313.57)	2,128.78

3	Profit/(loss) after tax	(4,905.78)	(1,114.42)	106.43	(7,453.98)	1,903.94

4)

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹ 150 per Ordinary Share aggregating to ₹ 3,024 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹ 150 per Warrant (‘Warrant Price’), aggregating to ₹ 3,470 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The amount of ₹ 3,892 crores has been received and is to be utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries. The Company has utilised amount of ₹ 2,762 crores as at March 31, 2020.

5)	During the year ended March 31, 2020 and quarter ended December 31, 2019,
i)	Provision for certain Indirect taxes for matters under litigation for FY 2002 to FY 2006 were made for ₹ 241.25 crores, which is included in other expenses.
ii)	Profit on sale of certain residential properties of ₹ 91.44 crores, which is included in other operating revenue.
6)

The Company assessed the recoverable amount of Passenger vehicle business (TML Standalone), which represent a single cash-generating unit (CGU), as at March 31, 2020, as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU due to change in market conditions. This has resulted in an impairment of ₹ 1,418.64 crores being recognized as exceptional charge for the quarter and year ended March 31, 2020.

7)

During the quarter and year ended March 31, 2020, a provision has been recognized for certain supplier contracts, which have become onerous, as the Company estimates that it will procure lower quantities than committed and the costs will exceed the future economic benefit.

8)

The Company has entered into an agreement for transfer of its Defence undertaking, which had a value of ₹ 209.27 crores as at December 31, 2017 to Tata Advanced Systems Ltd (transferee company), for an upfront consideration of ₹ 100 crores and a future consideration of 3% of the revenue generated from identified Specialized Defence Projects for upto 15 years from the financial year ending March 31, 2020 subject to a maximum of ₹ 1,750 crores. The future consideration of 3% of revenue depends on future revenue to be generated from the said projects by the transferee company. On account of the same, the Company has recognized a provision of ₹ 109.27 crores, during the quarter ended March 31, 2019, which may get reversed in future once projects start getting executed from FY 2020 onwards. The assets related to defence undertaking are classified as “Held for Sale”, pending approvals as they meet the criteria laid out under Ind AS 105.

9)	During the year ended March 31, 2019, the Company has sold investment in TAL Manufacturing Solutions Limited to Tata Advanced Systems Ltd (TASL).
10)

Pursuant to Non-Convertible Debentures of Tata Motors Limited being listed, below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

Particulars			Year ended March 31,
			2020	2019
Debt service coverage ratio (no. of times) [refer note (a)]			(2.79)	0.67
Interest service coverage ratio (no. of times) [refer note (b)]			(5.25)	2.95
Debt Equity ratio [refer note (c)]			1.43	0.83
Net Worth [refer note (d)]		(₹ in crores)	17,627.57	21,558.49
Capital Redemption Reserve		(₹ in crores)	2.28	2.28
Debenture Redemption Reserve		(₹ in crores)	1,085.94	1,085.94
Earnings per share (EPS)
A.	Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹	(21.54)	5.59
(b)	Diluted EPS	₹	(21.54)	5.59
B.	‘A’ Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹	(21.54)	5.69
(b)	Diluted EPS	₹	(21.54)	5.69

Formulae for calculation of ratios are as follows:

(a)	Debt service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)
(b)	Interest service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans.

For the purpose of calculation in (a) and (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

(c)	Debt Equity Ratio = Total Debt/Equity
(d)	Net Worth = Equity share capital + Other equity
11)

The Company has adopted Ind AS 116 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. There is no impact of Ind AS 116 adoption to the retained earnings as at April 1, 2019. The Company has recognized ₹ 489.37 crores as right of use assets and the corresponding lease liability on the date of transition i.e. April 1, 2019. Further, an amount of ₹ 124.31 crores has been reclassified from non-current/current assets to right of use assets for prepaid operating lease rentals. In the financial statements for the year ended March 31, 2020, the nature of expenses in respect of operating leases has changed from lease rent in previous period to amortisation for the right of use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying Ind AS 17, an amount of ₹ 260.20 crores has been reclassified from property, plant and equipment to right of use assets. There is no material impact on loss after tax and earnings per share for the year ended March 31, 2020, on adoption of Ind AS 116.

12)

Covid-19 pandemic has been rapidly spreading throughout the world, including India. Government in India has taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down for a considerable period of time, including after the yearend. As a result of the lockdown, the likely revenue from the month of March 2020 has been impacted. Continued lockdowns are likely to impact the Company operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic and the resultant lockdowns in the preparation of the financial statements including but not limited to its assessment of Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. However, given the effect of these lockdowns on the overall economic activity and in particular on the automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial statements. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

13)	Subsequent to year ended March 31, 2020, Tata Motors Ltd has issued ₹ 1,000 crores, 8.80% Secured rated listed redeemable non-convertible debentures due 2023
14)

The figures for the quarter ended March 31, 2020 and 2019 represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2019 and December 31, 2018, respectively.

15)	The Statutory Auditors have carried out an audit of the above results for the year ended March 31, 2020 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Austria, June 15, 2020	CEO and Managing Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.